Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 7, 2021
and Prospectus Supplements dated June 11, 2021, July 20, 2021, August 17, 2021, September 17, 2021, October 19, 2021, November 18, 2021, December 14, 2021 and December 17, 2021)	January 18, 2022

OFS Credit Company, Inc.
$70,000,000
Common Stock
This prospectus supplement supplements the prospectus supplements dated June 11, 2021 (the “First Prospectus Supplement”), the prospectus supplement dated July 20, 2021 (the “Second Prospectus Supplement”), the prospectus supplement dated August 17, 2021 (the “Third Prospectus Supplement”), the prospectus supplement dated September 17, 2021 (the “Fourth Prospectus Supplement”), the prospectus supplement dated October 19, 2021 (the “Fifth Prospectus Supplement”), the prospectus supplement dated November 18, 2021 (the “Sixth Prospectus Supplement”), the prospectus supplement dated December 14, 2021 (the “Seventh Prospectus Supplement”), the prospectus supplement dated December 17, 2021 (the “Eighth Prospectus Supplement”) and the accompanying prospectus thereto, dated June 7, 2021 (the “Base Prospectus,” together with the First Prospectus Supplement, the Second Prospectus Supplement, the Third Prospectus Supplement, the Fourth Prospectus Supplement, the Fifth Prospectus Supplement, the Sixth Prospectus Supplement, the Seventh Prospectus Supplement, the Eighth Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, and Amendment No. 4 thereto, dated December 7, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to January 17, 2022, we sold a total of 2,518,962 shares of common stock at a weighted average price of $14.23 per share under the Equity Distribution Agreement (the “At-the-Market offering”). The net proceeds as a result of these sales of common stock were approximately $35.4 million after deducting commissions and fees. Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

December 2021 Financial Update
On January 18, 2022, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of December 31, 2021 is between $13.42 and $13.52. This estimate is not a comprehensive statement of our financial condition or results for the month ended December 31, 2021. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by our board of directors. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the quarterly determination which will be reported in our monthly report on Form N-PORT in January 2022.
We believe that the COVID-19 pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s investments, financial condition, results of operations and cash flows. To the extent the Company’s portfolio investments are adversely impacted by the effects of the COVID-19 pandemic, the Company may experience a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.
The preliminary financial data included in this December 2021 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.